UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of October, 2003

Cameco Corporation

(Commission file No. 1-14228)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE
PRESS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Press Release dated October 10, 2003	3 - 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2003	Cameco Corporation

	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Provides Update on Central Asian Gold Activities

Saskatoon, Saskatchewan, Canada, October 10, 2003 . . . . . . . . . . . . . . . . .

Cameco Corporation (Cameco) today reported that Cameco Gold Inc. (Cameco Gold) a wholly owned subsidiary provided an update on its central Asian gold activities. The update coincides with the recent offer to the minority (44%) shareholders of AGR from Central Asian Gold Limited (CGX) to exchange AGR shares for shares in CGX. Cameco Gold has a majority (56%) interest in AGR Limited (AGR), an Australian-based exploration company. AGR owns 95% of the Boroo gold deposit located in Mongolia.

The offer by CGX is not endorsed, sponsored or opposed by the Cameco Gold-related directors of AGR nor by AGR’s majority shareholder Cameco Gold, to who the offer was not made. Given that the AGR board has potential conflicts of interest, it is the Cameco Gold-related directors’ intention that an independent financial advisor be engaged to comment on the fairness of the offer.

AGR Merger-Kumtor Restructuring Update

Cameco Gold owns one third and is the operator of the Kumtor gold mine located in Kyrgyzstan. To date, Cameco Gold has been active in discussions to restructure ownership of the Kumtor gold mine and to merge AGR with its other gold assets. The restructuring and merger are contingent upon a number of factors, including further negotiations leading to final agreements acceptable to Cameco and the Kyrgyz government as well as formal approval by many parties, such as the board of directors of Cameco, the Kyrgyz government and other third parties.

The restructuring of the Kumtor ownership is an important first step for the merger of the AGR/Cameco Gold assets. The target is to complete the reorganization of the gold assets in six to nine months from now. As there is no guarantee that the merger will be concluded given the complexity of the negotiations and approvals required, the board of AGR is reviewing other alternatives for moving forward.

Boroo Gold Project Update

At Boroo, construction of the mine and mill is on schedule for completion by the end of 2003 and commercial production is expected in the first quarter of 2004, once the commissioning process is complete and subject to receiving necessary government approvals. The estimated capital cost of the project is $75 million (US) plus capitalized costs during the pre-production phase. Production in 2004 is forecast at 210,000 ounces and annual production thereafter is expected to be about 175,000 ounces.

The total unit cash costs, calculated in accordance with the standards of the Gold Institute, are estimated to be less than $170 (US) per ounce over the life of the mine. This estimate is still preliminary and a more accurate estimate will be possible once the mine is in production. AGR debt, after commercial production is expected to be approximately $70 million (US), which is being advanced by Cameco.

Cameco’s gold operations have been a solid financial contributor and the company remains committed to build a critical mass of assets that could be fully valued by its shareholders and the market. Cameco will continue to examine all options to maximize the value represented by its gold assets.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media & investor inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639